Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: First Miami Bancorp, Inc.
Commission File No.: 001-35095
Date: May 11, 2023
Set forth below is an internal newsletter to employees of First Miami Bancorp, Inc. regarding the proposed merger of First Miami Bancorp, Inc., with and into United Community Banks, Inc.

United News:
On Friday, May 5, United celebrated its annual Customer Appreciation Day! Every year on this day, we invite our customers to stop by their favorite branch for a celebration. Each branch offers its own spin on the day, but the most popular gift for our customers is tomato plants! This tradition goes back to our North Georgia roots, where our story – and this event - began. Today, branches hand out plants and herbs, serve up hot dogs or BBQ, give out gift bags full of goodies, and much more! It’s our way of saying thank you to our customers, and a chance to share our purpose of building communities.

Human Resources:
This week, United’s Human Resources team is highlighting the employee assistance program.

United Community Bank believes in the importance of work-life balance. One of our highest priorities is to be a great place for great people to work, and we believe that means supporting our great people both in their work and home life. Because of that, we offer an employee assistance program that is meant to benefit any team member dealing with personal concerns or work-related issues that could impact their job performance, mental health, or emotional well-being. Our EAP offers confidential unlimited access to masters-level consultants by telephone, resources, and tools online and up to three face-to-face visits with a consultant.

The program’s benefits include things such as:
•Assistance for locating education, childcare, and eldercare services
•Connection with financial experts by phone regarding issues such as budgeting, controlling debt, teaching children to manage money, investing for college, and preparing for retirement
•Help to work through complex, sensitive issues such as personal or work relationships, depression, or substance abuse
•Referral to attorneys and options for a legal consultation at a discounted price and 24/7 access to self-completed legal forms
•Access to 30,000+ national & local employee discounts.

As always, we encourage employees and managers to work with their HR Partners to get help for any specific needs. EAP is a proven tool in the workplace. A satisfaction survey of employees who used work-life balance EAP reported nearly 75% less stress.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

On April 6, 2023, in connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United filed with the SEC a registration statement on Form S-4 that includes a proxy statement of First Miami that was sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 5, 2023, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.